August 10, 2007

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549-0404

Attention:	Michael Moran, Branch Chief Accountant
Robert Babula, Staff Accountant

Re:	Bakers Footwear Group, Inc. Form 10-K for the year ended February 3, 2007 Filed April 24, 2007 File No. 0-50563

Dear Messrs. Moran and Babula:

I am writing this letter on behalf of Bakers Footwear Group, Inc. (the “Company”) in response to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated July 31, 2007 regarding the above-referenced report filed by the Company.

This letter sets forth each comment of the Staff in the comment letter (numbered in accordance with the comment letter) and, following each comment, sets forth the Company’s response.

Balance Sheets, page F-2

1.	In future filings, please disclose the allowance for doubtful accounts or that one is not required. See Rule 5-02.4 of Regulation S-X.

Response:         The Company acknowledges the comments of the Staff. In future filings the Company will include appropriate disclosures in response to the comment. The following is an example of the Company’s proposed disclosure regarding accounting for accounts receivable:

Accounts receivable consist of customer merchandise purchases paid for with third-party credit cards. Such purchases generally are approved by the card issuers at the point of sale and cash is remitted to the Company from the card issuers within three to five days of the transaction. The Company does not provide an allowance for doubtful accounts because the Company has not experienced any credit losses in collecting these amounts.

Statements of Cash Flows, page F-5

2.

We note the cash inflow from excess tax benefits related to option exercises included as financing activities in your statement of cash flows. You did not present an operating cash outflow for such option exercises on a gross basis as it appears that this amount is netted against another line item in the statement of cash flows. In future filings, please revise the statement of cash flows to present the amount on a gross basis in the cash flows from operating activities. See paragraph A96 of SFAS no. 123(R).

Response:         The Company acknowledges the comments of the Staff. In future filings the Company will include appropriate disclosures in response to the comment.

Summary of Significant Accounting Policies, page F-6

Inventories, page F-6

3.	In future filings please disclose in detail how you account for inventory shrinkage. Provide us with an example of your proposed disclosure.

Response:         The Company acknowledges the comments of the Staff. In future filings the Company will include appropriate disclosures in response to the comment. The following is an example of the Company’s proposed disclosure regarding accounting for inventory shrinkage:

The Company physically counts all merchandise inventory on hand twice annually, generally during the months of January and July, and adjusts the recorded balance to reflect the results of the physical counts. The Company records estimated shrinkage between physical inventory counts based on historical results. Inventory shrinkage is included as a component of cost of merchandise sold, occupancy, and buying expenses.

Summary of Significant Accounting Policies, page F-6

Inventories, page F-6

4.

It is not clear from your disclosures how your policies with respect to consideration received from vendors complies with EITF 02-16. In future filings revise your disclosure to address cooperative advertising payments. Disclose how much you have reduced your advertising expenses by payment received from vendors. Also, it is not clear how your method of recognizing vendor payments represents a systematic and rational allocation of vendor payments. Please provide us with an example of your revised disclosures.

Response:         The Company acknowledges the comments of the Staff. In future filings the Company will include appropriate disclosures in response to the comment. Below please find revised disclosures regarding (i) advertising expenses, promotional consideration received from vendors, and the related impact on net advertising expenses, and (ii) recognition of other vendor payments:

(i) The Company expenses costs of advertising and marketing, including the cost of newspaper, magazine, and web-based advertising, promotional materials, in-store displays, and point-of-sale marketing as advertising expense, when incurred. The Company expenses the costs of producing catalogs at the point when the catalogs are initially mailed. Consideration received from vendors in connection with the promotion of their products is netted against advertising expense. Marketing and advertising expense, net of promotional consideration received, totaled $555,940, $25,711, $1,027,679, and $2,118,106 for the year ended January 1, 2005, the four weeks ended January 29, 2005, and the years ended January 28, 2006 and February 3, 2007, respectively. The Company received $310,100 in promotional consideration from vendors which was accounted for as a reduction of advertising expense for the year ended February 3, 2007. Promotional consideration received from vendors in the prior periods presented was not material.

(ii) Consideration from vendors relating to inventory purchases is recorded as a reduction of purchases and is recognized as a reduction of cost of merchandise sold, occupancy, and buying expenses after an agreement with the vendor is executed and when the related inventory is sold.

* * * *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We expect that this letter fully responds to the Staff’s comments. If you require any additional information on these matters, or if you have additional comments, please advise us at your earliest convenience. You may reach me at 314-621-0699, extension 190, or either by fax at 314-621-1018.

Very truly yours,

/s/ Lawrence L. Spanley, Jr.

Lawrence L. Spanley, Jr.

Executive Vice President and Chief Financial Officer